FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of January, 2005

                        Commission File Number: 000-28994

                                    Eidos plc

                             Wimbledon Bridge House,
                          1 Hartfield Road, Wimbledon,
                             London, United Kingdom
                                 44 208 636 3000
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                    Form 20-F

                                       X

                                    Form 40-F



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                       Yes

                                       No
                                       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __N/A______



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                 Eidos plc
                 ---------
By:     /S/ Stuart Cruickshank
        ----------------------
        Stuart Cruickshank
        Chief Financial Officer

By:     /S/ Michael McGarvey
        -------------------
        Michael McGarvey
        Chief Executive Officer


Date: 07 January 2005
      ---------------
                                    Eidos Plc

                                    Form 6-K

                                Table of Contents

The following documents were filed as part of this Form 6-K:

Exhibit                                                               Reference
Press Release dated 07 January 2005 - Eidos plc: Response to Share Price
                                      Movement


Eidos plc Response to Share Price Movement

    LONDON--(BUSINESS WIRE)--Jan. 7, 2005--The Board of Eidos (LSE:
EID.L; NASDAQ: EIDSY) has noted the recent rise in the Company's share price. Although, as described below, discussions with potential offerors are continuing, the Board is not aware of any particular reason to justify this movement.
    Since the last statement at the AGM, the Board has continued to conduct discussions, including detailed due diligence, with potential acquirors of the Company with a view to securing an offer. On the basis of these recent discussions, the likelihood and extent of any premium achievable to the market price prevailing before the recent speculative movements is unclear. Nevertheless, the Board remains committed to a sale of the Company in the best interests of its shareholders and will continue to pursue the discussions still under way with a view to securing an offer as soon as possible. However, there can be no assurance that these discussions will result in an offer being made nor as to the level of any such offer.
    As previously reported the Company has a significant release line-up scheduled for the second half of FY05 and is reliant on the performance of those releases to reverse its expected substantial losses in the first half. The timing of the release schedule will lead to a working capital requirement in the second half which is expected to reverse rapidly as cash from game sales is received in due course. The Board will respond to this temporary requirement through the use of normal working capital resources and techniques.

    Eidos plc is listed on the London Stock Exchange (ticker: EID.L) and on the Nasdaq National Market (symbol: EIDSY). Further information on the Company can be found at www.eidos.com
    Eidos and the Eidos logo are trademarks of Eidos plc. All other names and/or brands and/or product names referred to in this release are registered trademarks or trademarks pending registration belonging to Group companies. All rights reserved.
    Statements made in this release with respect to the Group's plans, strategies and beliefs and other statements that are not historical facts are forward-looking statements (as that term is defined in the United States Private Securities Legislation Reform Act 1995) that involve risks and uncertainties because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including without limitation, general economic conditions in the Group's markets, particularly levels of consumer spending; exchange rates, particularly between the pound sterling and the U.S. dollar, in which the Group makes significant sales; and the Group's ability to continue to win acceptance of its products, which are offered in highly competitive markets characterised by continuous new product introductions, rapid developments in technology, subjective and changing consumer preferences (particularly in the entertainment business) and other risks described in periodic reports and filings with the Security and Exchange Commission. The Company undertakes no obligation to update any forward looking statements contained in this release, whether as a result of new information, future events or otherwise.

    CONTACT: Eidos
             (UK)
             Jonathan Glass or Wendel Verbeek, +44(0) 207 404 5959 or
             Brunswick Group
             (US)
             Nina Devlin, (+1) 212 333 3810